82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026440

REGISTRANT'S NAME Velcro Industries N.V.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 1 1 2002

THOMSON FINANCIAL

FILE NO. 82- 145

FISCAL YEAR 9-30-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 1-22-02

82-145

02 JAN 18 AM 8: 10

ARS
9-30-01

VELCRO INDUSTRIES N. V.

ANNUAL REPORT 2001

2001 HIGHLIGHTS

Year ended September 30 (in US dollars)	2001	2000
Sales	253,672,000	277,588,000
Operating Earnings	27,652,000	46,173,000
Investment Income	7,327,000	11,902,000
Earnings Before Income Taxes	32,132,000	54,910,000
Net Earnings	23,025,000	39,304,000
Per Share	.77	1.31
Parent Shareholders' Equity	214,369,000	198,815,000
Per Share	7.14	6.62

2001 SALES AND FINANCIAL RESULTS

Sales for the year were $253,672,000, which was a decrease of 9% from 2000. Sales for the fourth quarter were $62,064,000, a 7% decrease from the prior year.

Operating earnings for the year were $27,652,000, a decrease of 40% from 2000 results. Operating earnings for the quarter were $7,814,000, a 33% decrease.

Sales declines were across all geographic regions and most major markets. These declines reflected generally unfavorable business conditions and worldwide economic uncertainties. Operating earnings were negatively impacted by the drop in sales, and costs associated with the integration of expanded manufacturing facilities and the closings of less efficient manufacturing locations.

Investment income, which includes realized gains and losses on the investment portfolio, totaled $7,327,000 for 2001, a 38% decrease from 2000. Investment income for the quarter was $1,233,000, a decrease of 68%.

Net earnings for the year were $23,025,000, a 41% decrease from last year and equivalent to $.77 per share. For the fourth quarter, net earnings were $7,651,000, a decrease of 42% and equivalent to $.26 per share.

During fiscal year 2002, International Accounting Standard (IAS) 39 (revised), Financial Instruments: Recognition and Measurement, will be adopted. Accordingly, effective October 1, 2001, marketable securities will be valued at fair (market) value, rather than the lower of cost or market value.

OPERATIONS

The major facilities expansion programs that began in 2000 were substantially completed during 2001. These expansions were undertaken to satisfy anticipated growth in demand and to remain cost competitive. The financial results include costs associated with the completion and integration of these expanded facilities. As a consequence of the worldwide economic slowdown, the forecasted significant increases in demand for our products did not materialize in 2001. However, the completion of these expansion programs has better positioned the Company to compete globally when economic conditions improve.

During 2001, the Company discontinued its manufacturing activities in Uruguay and Costa Rica, and realigned other manufacturing operations to maximize efficiency. These manufacturing activities have been integrated into other manufacturing locations. The costs associated with these actions included certain one-time costs related to the disposition of assets, and severance pay.

Cost containment measures taken during the year included downsizing of certain operations and functions, and staff reductions.

We continue to focus our efforts on maintaining a high level of quality products and services, in order to insure the leadership position in our industry. We remain committed to controlling costs and expenses in all areas of our business.

DIVIDENDS

We continue our policy to review dividend distribution to shareholders at the close of each fiscal year, based on the performance of the Company and the internal needs for funds for the development of the business. Given the performance of the past twelve months and present economic uncertainties, your Board of Directors has elected to declare a dividend of $0.15 per common share payable on January 4, 2002 to shareholders of record as of December 5, 2001.

OUTLOOK

Although the current economic climate does not appear promising, we believe the long-term outlook for the Company remains very positive. Continuing improvements in manufacturing efficiencies and cost containment, coupled with new product applications and market expansions, offer significant opportunities for future growth.

The Board of Directors wishes to express sincere appreciation to all of our employees, and acknowledges that their dedication and innovative efforts are crucial to our future success.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

November 16, 2001

CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2001 — VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2001 US$'000	2000 US$'000
	CURRENT ASSETS:		
	Cash and cash equivalents	9,963	7,206
	Accounts receivable - trade	37,330	39,745
3	Inventories	40,295	43,240
	Other receivables and prepaid expenses	4,127	5,128
		91,715	95,319
	CURRENT LIABILITIES:		
	Bank loans	10,293	8,803
	Current portion of long-term liabilities	633	666
	Accounts payable - trade	16,178	22,452
	Other payables and accrued expenses	14,824	19,861
4	Income taxes payable	5,949	10,995
		47,877	62,777
	NET CURRENT ASSETS	43,838	32,542
	NON CURRENT ASSETS:		
5	Property, plant and equipment, net	115,957	106,438
6	Intangible assets, net	1,540	2,349
1, 7	Marketable securities	94,463	95,684
4	Deferred tax assets	4,791	5,024
	Prepaid pension cost	1,535	---
		218,286	209,495
	LONG-TERM LIABILITIES:		
8	Notes payable	44,270	39,583
	Other liabilities	1,688	2,862
4	Deferred tax liabilities	1,431	463
		47,389	42,908
	NET ASSETS	214,735	199,129
9	EQUITY ACCOUNTS:		
	Capital stock	20,389	20,389
	Capital in excess of par value	2,901	2,901
	Retained earnings	204,002	188,788
	Cumulative translation adjustment	(5,858)	(6,198)
		221,434	205,880
9	LESS: Treasury shares	7,065	7,065
	PARENT SHAREHOLDERS' EQUITY	214,369	198,815
	MINORITY INTEREST IN SUBSIDIARY COMPANIES	366	314
	TOTAL EQUITY	214,735	199,129

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2001

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2001 US$'000	2000 US$'000
	Sales	253,672	277,588
	Cost of Sales	175,811	177,546
	Gross Profit	77,861	100,042
	Selling and Administrative Expenses	50,209	53,869
	Operating Earnings	27,652	46,173
	Interest Expense	(3,487)	(3,836)
	Investment Income	7,327	11,902
	Royalties and Other Income	640	671
	Earnings before Income Taxes	32,132	54,910
4	Income Tax Expense	9,055	15,560
	Earnings after Income Taxes	23,077	39,350
	Income Applicable to Minority Shareholders	52	46
	NET EARNINGS	23,025	39,304
	BASIC EARNINGS PER SHARE (in US$1)	.77	1.31
1a	DIVIDENDS PER SHARE (in US$1)	.26	---
	AVERAGE NUMBER OF SHARES OUTSTANDING	30,040,490	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED SEPTEMBER 30, 2001

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	2001 US$'000	2000 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Earnings before income taxes	32,132	54,910
Adjustments for:		
Depreciation	17,245	15,221
Amortization	802	1,165
Losses on disposals of property, plant and equipment	534	401
Effect of exchange rate changes	168	253
Investment income	(7,327)	(11,902)
Interest expense	3,487	3,836
Minority interests	52	46
Operating profit before working capital changes	47,093	63,930
Decrease (increase) in accounts receivable - trade	2,415	(2,253)
Increase in other receivables and prepaid expenses	(534)	(782)
Decrease (increase) in inventories	2,945	(7,947)
Increase (decrease) in accounts payable - trade	(6,274)	5,137
Decrease in other liabilities and accrued expenses	(6,308)	(2,743)
Cash generated from operations	39,337	55,342
Interest paid	(3,390)	(3,782)
Income and withholding taxes paid	(12,718)	(14,214)
Net cash from operating activities	23,229	37,346
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investment in marketable securities	1,221	1,914
Acquisition of subsidiary and investment in joint venture	---	(8,477)
Disposal of subsidiary	---	700
Purchases of property, plant and equipment	(27,826)	(43,210)
Proceeds from sales of equipment	655	1,452
Interest received	3,685	3,823
Dividends received	258	227
Income from sales of securities, net	3,384	7,852
Income and withholding taxes paid	(182)	(202)
Net cash from investing activities	(18,805)	(35,921)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in borrowings	6,144	(4,100)
Dividends paid	(7,811)	(6,609)
Net cash from financing activities	(1,667)	(10,709)
Net increase (decrease) in cash and cash equivalents	2,757	(9,284)
Cash and cash equivalents at beginning of period	7,206	16,490
Cash and cash equivalents at end of period	9,963	7,206

The notes to the consolidated financial statements are an integral part hereof.

General

Velcro Industries N.V. is incorporated and domiciled in Curaçao, Netherlands Antilles as a Naamloze Vennootschap (Limited Liabilities Company). The Company acts as the holding company of the Velcro companies which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

1. Summary of Accounting Policies

a. Accounting Standards

The Financial Statements have been prepared in accordance with the International Accounting Standards (IAS) as issued by the International Accounting Standards Committee (IASC) and adopted by the IAS Board.

During 2000, International Accounting Standard (IAS) 10 (revised), Events After the Balance Sheet Date, was adopted. Accordingly, dividends declared after the balance sheet date are no longer recorded as a liability as of the balance sheet date.

During 2002, International Accounting Standard (IAS) 39 (revised), Financial Instruments: Recognition and Measurement, will be adopted. Accordingly, effective October 1, 2001, marketable securities will be valued at fair (market) value, rather than the lower of cost or market value. On October 1, 2001, the difference between the carrying amount of marketable securities and the fair value will be recognized as an equity adjustment.

b. Consolidation

The consolidation includes the accounts of Velcro Industries N.V., its majority owned subsidiaries and its interest in a joint venture. All significant intercompany accounts and transactions have been eliminated. Minority interests in the equity and their interests in the income of the Subsidiary Companies are shown as separate items in the consolidated financial statements. Companies being consolidated are disclosed on page 17 titled DIRECTORS, OFFICERS AND COMPANIES.

c. Foreign Currency

Based on the Company's worldwide activities, the reporting currency is US Dollars. Assets and liabilities denominated in other currencies have been translated using exchange rates prevailing at September 30, and income and expenses using the average exchange rate prevailing throughout the year.

Currency translation gains and losses have been recorded directly in the Equity Accounts as cumulative translation adjustment and will only be included in income when they are realized.

Transactions in currencies other than US Dollars are converted at the rate of exchange prevailing at the transaction date. At the balance sheet date, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing at that date. Resulting exchange differences are recognized in income for the year.

d. Intangibles

Expenditures on internally generated intangibles are charged to earnings as incurred.

Goodwill, which is the excess of cost over the net asset value of subsidiaries acquired, is recorded as an asset and amortized over a maximum period of five years. The balance of goodwill is reviewed at least annually.

The acquisition costs of other intangible assets, such as patents, licenses, trademarks and other intangibles are recorded as assets and amortized over a maximum period of five years. These balances are reviewed at least annually.

Expenditures on research activities are charged to income as incurred.

Expenditures on development activities are capitalized if the new or substantially improved product or process is technically and commercially feasible and there are sufficient resources to complete the development. Capitalized development expenditures are stated at cost and amortized over a maximum period of five years. The balance is reviewed at least annually.

Other development expenditures are charged to income as incurred.

e. Property, Plant and Equipment

Property, plant and equipment are stated at cost less depreciation computed primarily by the straight-line method based upon the estimated useful life of the assets and taking into account any permanent declines in the value of the assets. In countries where accelerated depreciation is permitted for tax purposes, the tax deferral is charged to income.

When property, plants or equipment are retired, sold or fully depreciated, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

The rates used for calculating depreciation are:

Buildings and improvements	2½%
Machinery and equipment	14%
Office furniture and equipment	20%
Leasehold improvements	20%

f. Marketable Securities

These are held for the long-term needs of the business and are presented as non-current assets and valued at the lower of cost or market value on a total portfolio basis.

g. Inventories

These are valued at the lower of cost, determined by the first-in first-out method utilizing the concept of full absorption costing, or estimated realizable value.

h. Employee Benefits

Certain Subsidiary Companies have defined contribution retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. Contributions are charged against income as they are made.

Certain Subsidiary Companies have defined benefit retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. The recognized amount in the balance sheet is determined as the present value of the defined benefit obligation adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. The present value of the defined benefit obligations and the related service costs are calculated by a qualified actuary using the projected unit credit method. The amount charged to the income statement consists of current service cost, interest cost, the expected return on plan assets and actuarial gains and losses.

i. Other Assets and Liabilities

The assets and liabilities not mentioned above are stated at face value less such provisions as deemed appropriate.

j. Treasury Shares

Treasury shares are valued at cost.

k. Revenue Recognition

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding the entitlement to the consideration, associated costs or the possible return of goods.

Interest income, royalty income and other income are recognized on an accrual basis when it is probable that the economic benefits associated with the transaction will flow to the Company and the revenue can be measured reliably.

Realized capital gains or losses on marketable securities are included in the investment income in the period in which they occur. Unrealized losses due to valuation of the total portfolio at a value below cost and reversals of such are included in income in the period in which they occur. The cost of marketable securities sold is determined on the specific cost of each such security held at the time of sale.

l. Effect of Changing Prices

No procedure has been adopted for the recognition of the Effects of Changing Prices.

m. Taxes

Tax expense is calculated on earnings before income taxes, adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, arising from items recognized in different periods for income tax and accounting purposes, are carried in the balance sheet as deferred tax debits or credits. Such deferred tax balances are calculated using the liability method taking into account the estimated tax that will be paid or recovered when the timing differences reverse.

Deferred tax debits not related to tax loss carryforwards are only carried forward if there is a reasonable expectation of realization. Deferred tax debits arising from tax losses yet to be recovered are only carried forward when it is probable that future taxable income will be sufficient to allow the benefit of the tax loss to be realized.

Taxes on income earned by subsidiaries in various countries have been accrued and are being paid in accordance with the laws of each country. As it is not anticipated that the Company will liquidate undistributed earnings of Subsidiary Companies, no provisions have been made for withholding and income taxes on such dividends which may be paid in the future by Subsidiary Companies.

n. Segment Reporting

The Company reports its primary segment information based on its two business segments, the manufacturing and sales segment and investments. Investments encompass the performance of the investment portfolio. Secondary segment information is reported by geographic region.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Capital expenditures represent the total costs incurred during the period to acquire or construct property, plant and equipment.

o. Interest Costs

Interest costs are expensed in the period incurred.

p. Impairment

The carrying amounts of assets, other than inventories, pension assets and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

q. Provisions

A provision is recognized in the balance sheet when a legal or constructive obligation exists as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation.

r. Risk Management

Exposure to credit, interest rate, market and currency risk arises in the normal course of the Company's business. The Company monitors these risks on a continuing basis.

2. Acquisitions and Disposals

During 2000, Velcro Ltd. (formerly Addey Milner Limited) purchased the hook and loop business and Velcro Industries B.V. purchased the VELCRO® and VEL-prefix trademarks in the UK and Ireland from Selectus Limited for cash consideration of US$8,500,000. Assets purchased included approximately US$3,000,000 of inventory, US$1,800,000 of machinery and equipment, US$1,700,000 of intangibles and US$2,000,000 of goodwill. The goodwill is being amortized over a five year period.

3. Inventories

	2001 US$'000	2000 US$'000
Raw materials	10,847	12,973
Work in process	9,709	11,543
Finished goods	19,739	18,724
	40,295	43,240

4. Taxes

Subsidiaries of the Company have accumulated tax losses of approximately US$6,800,000 which are available to offset future taxable income of those subsidiaries. The majority of these tax losses have not been recognized as a deferred tax asset because there is uncertainty regarding the probability that future taxable profits will be available to utilize these losses.

The accumulated tax losses expire as follows:

Year of Expiration	US$'000
2002	2,500
2003	500
2004	500
Indefinite	3,300
	6,800

During 2001, the United States Internal Revenue Service ("IRS") completed an examination of the tax returns of the United States Subsidiaries for the fiscal years ending 1993 through 1996. The Company agreed to certain adjustments proposed by the IRS for these years. These amounts were fully accrued for in prior years.

	2001 US$'000	2000 US$'000
Major components of tax expense:		
Current tax expense	7,854	15,170
Deferred tax expense	1,640	435
Deferred tax income	(439)	(45)
Income tax expense	9,055	15,560

The Company's consolidated applicable tax rate represents the weighted average of the statutory corporate income tax rates, which range between 0% and 45% in the tax jurisdictions in which the Company and its Subsidiaries operate. The following is a reconciliation of income taxes calculated at the consolidated applicable tax rate with income tax expense:

	2001 US$'000	2000 US$'000
Earnings before income taxes	32,132	54,910
Tax at the applicable tax rate:	9,878	15,796
Release of prior year tax accruals	(1,152)	---
Effect of not recording deferred tax assets on operating losses of subsidiaries	434	(236)
Other	(105)	---
	9,055	15,560

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2001 US$'000	2000 US$'000
Deferred tax assets:		
Pension plans	90	219
Employee benefits & insurance	1,351	1,617
Differences for tax treatment of inventory	1,753	1,656
Other	1,597	1,532
	4,791	5,024
Deferred tax liabilities:		
Accelerated depreciation for tax purposes	792	463
Other	639	---
	1,431	463

5. Property, Plant and Equipment

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Cost							
Balance at October 1, 2000	35,946	107,430	9,195	815	3,592	20,966	177,944
Effect of movements in foreign exchange	427	(1,496)	173	25	29		(842)
Transfer of assets under construction	15,449	4,556				(20,005)	---
Acquisitions	8,639	13,398	2,540	54	445	2,750	27,826
Disposals	(341)	(5,320)	(994)	(77)			(6,732)
Balance at September 30, 2001	60,120	118,568	10,914	817	4,066	3,711	198,196
Depreciation							
Balance at October 1, 2000	9,491	55,331	6,139	545			71,506
Effect of movements in foreign exchange	87	(1,245)	87	102			(969)
Depreciation charge for the year	1,648	14,077	1,392	128			17,245
Disposals	(97)	(4,494)	(881)	(71)			(5,543)
Balance at September 30, 2001	11,129	63,669	6,737	704			82,239
Carrying amount							
At October 1, 2000	26,455	52,099	3,056	270	3,592	20,966	106,438
At September 30, 2001	48,991	54,899	4,177	113	4,066	3,711	115,957

Assets retired from active use

The Company is carrying US$1,635,000 of buildings retired from active use pending their sale.

6. Intangible Assets

	Goodwill US$'000	Other Intangibles US$'000	Total US$'000
Cost			
Balance at October 1, 2000	1,852	1,659	3,511
Activity 2001			
Foreign exchange effect	(23)		(23)
Balance at September 30, 2001	1,829	1,659	3,488
Amortization			
Balance at October 1, 2000	(388)	(774)	(1,162)
Activity 2001:			
Amortization charge	(360)	(442)	(802)
Foreign exchange effect	16		16
Balance at September 30, 2001	(732)	(1,216)	(1,948)
Carrying Amount			
At October 1, 2000	1,464	885	2,349
At September 30, 2001	1,097	443	1,540

Amortization Charge

The amortization charge for the year is included in administrative expenses in the income statement.

7. Marketable Securities

The investment portfolio is comprised of the following marketable securities at September 30.

	2001		2000	
	Cost US$'000	Market Value US$'000	Cost US$'000	Market Value US$'000
Bonds maturing within five years	34,625	36,168	29,042	29,116
Bonds maturing over five years	6,711	7,295	9,735	9,566
Common and preferred stock	53,127	69,210	56,907	96,884
	94,463	112,673	95,684	135,566

In 2001, realized gains of US$7,748,698 and realized losses of US$4,364,790 on the sale of marketable securities were included in investment income.

In 2000, realized gains of US$11,709,996 and realized losses of US$3,858,373 on the sale of marketable securities were included in investment income.

8. Long-Term Liabilities

The notes payable primarily represent annually renewable borrowing arrangements bearing interest at short-term rates and have average interest rates of 5.1% and 7.3% at September 30, 2001 and 2000, respectively. All of the notes are due within 5 years.

Other liabilities consist of accrued pension expense and other long term obligations.

9. Equity Accounts

Reconciliation of movement in equity accounts:

	Capital Stock US$'000	Treasury Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 1999	20,389	(7,065)	2,901	149,484	(2,072)	163,637
Net earnings				39,304		39,304
Adjustment on translation of subsidiaries					(4,126)	(4,126)
Balance at September 30, 2000	20,389	(7,065)	2,901	188,788	(6,198)	198,815

	Capital Stock US$'000	Treasury Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2000	20,389	(7,065)	2,901	188,788	(6,198)	198,815
Net earnings				23,025		23,025
Dividend paid				(7,811)		(7,811)
Adjustment on translation of subsidiaries					340	340
Balance at September 30, 2001	20,389	(7,065)	2,901	204,002	(5,858)	214,369

The following is a reconciliation of Common Shares outstanding:

	Issued	Number of Shares Treasury	Outstanding
Balance at October 1, 1999	30,798,441	757,951	30,040,490
Activity during 2000:	---	---	---
Balance at September 30, 2000	30,798,441	757,951	30,040,490
Activity during 2001:	---	---	---
Balance at September 30, 2001	30,798,441	757,951	30,040,490

10. Commitments and Contingent Liabilities

The Company and its subsidiaries had commitments for the following minimum lease payments under non-cancellable operating leases:

	2001 US$'000	2000 US$'000
Not later than one year	1,522	1,877
Between one and five years	2,935	3,975
Beyond five years	127	---
	4,584	5,852

Total rental expense for all operating leases was US$1,938,000 in 2001 and US$2,057,000 in 2000.

At September 30, 2001, certain Subsidiary Companies have commitments totalling approximately US$2,716,000 for the purchase or construction of property, plant and equipment.

11. Employee Benefits

Certain Subsidiary Companies have contributory and non-contributory retirement plans which cover substantially all of their employees. The combined expenses for these plans were approximately US$1,108,000 and US$986,000 for the years ended September 30, 2001 and 2000, respectively. The assets of the plans are held in separate trust administered funds.

For the defined benefit plans, actuarial valuations are obtained from independent actuaries. The following are the results of the most recent valuations which were carried out at September 30, 2001:

At year end, the defined benefit obligation can be specified as follows:

	2001 US$'000	2000 US$'000
Present value of funded obligation	26,774	24,368
Fair value of plan assets	(23,612)	(25,891)
Unrecognized actuarial gains (losses)	(4,697)	2,181
Net liability (asset) at year end	(1,535)	658

Movements in the net liability recognized in the balance sheet are as follows:

	2001 US$'000	2000 US$'000
Net liability at the beginning of the year	658	1,094
Pension expense	419	400
Contributions	(2,612)	(836)
Net liability (asset) at year end	(1,535)	658

The amounts recognized in the income statement are as follows:

	2001 US$'000	2000 US$'000
Current service costs	1,222	1,129
Interest on obligations	1,797	1,632
Expected return on plan assets	(2,498)	(2,219)
Amortization of transition assets	(123)	(131)
Amortization of prior service costs	79	66
Amortization of net (gains) losses	(58)	(77)
Pension Expense (included in Cost of Sales and Selling and Administrative Expenses)	419	400
Actual return (loss) on plan assets	(3,556)	2,311

The principal actuarial assumptions used in the latest valuations were:

Long term annual rate of return on investments	8% to 10%
Average annual increase in salaries	4%
Discount rate	7% to 7½%

12. Remuneration of Directors and Officers of Velcro Industries N.V.

	2001 US$'000	2000 US$'000
Directors fees	173	177
Remuneration of directors or officers	1,197	1,424

In addition to the remuneration shown above, there has been charged a total of US$52,000 for 2001 and US$44,000 for 2000 in respect to fees for professional services by firms in which directors are members, directors or partners.

13. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

	Manufacturing & Sales		Investments		Consolidation	
	2001 US$'000	2000 US$'000	2001 US$'000	2000 US$'000	2001 US$'000	2000 US$'000
Segment revenue:						
External sales	253,672	277,588			253,672	277,588
Investment income			7,327	11,902	7,327	11,902
Segment results	28,774	47,347	6,845	11,399	35,619	58,746
Interest expense					(3,487)	(3,836)
Income tax expense					(9,055)	(15,560)
Minority interest					(52)	(46)
Net earnings					23,025	39,304
Other information:						
Segment assets	206,171	199,797	99,039	99,993	305,210	299,790
Segment liabilities	87,833	94,177	53	50	87,886	94,227
Capital expenditures	27,826	44,996			27,826	44,996
Depreciation and amortization	18,047	16,386			18,047	16,386

In addition to the above information on business segments, the following amounts represent geographical information for the manufacturing and sales segment of the Company. Manufacturing and sales offices are operated in each of these geographical regions.

	Americas		Europe		Other		Consolidated	
	2001 US$'000	2000 US$'000	2001 US$'000	2000 US$'000	2001 US$'000	2000 US$'000	2001 US$'000	2000 US$'000
External sales	194,095	215,195	49,615	51,415	9,962	10,978	253,672	277,588
Segment assets	145,585	143,108	48,906	45,595	11,680	11,094	206,171	199,797
Capital expenditures	19,830	33,539	5,987	10,882	2,009	575	27,826	44,996

Inter-segment transfer pricing is based on cost plus an appropriate margin.

The Company's investment portfolio is comprised of marketable securities. Investments are held by the Bermudian subsidiary.

14. Research and Development

Research and development expenditures totaled US$2,513,000 in 2001 and US$2,671,000 in 2000.

15. Wages and Employees

Wages and salaries totaled US$62,735,000 and US$68,181,000 for 2001 and 2000, respectively. The average number of employees was 3,360 during 2001 and 3,510 during 2000.

16. Related Parties

Velcro Industries N.V. is majority owned by Cohere Limited. One of the directors of the Company is also a director of Cohere Limited.

17. Litigation

Certain subsidiaries are defendants in actions involving various matters, which in management's opinion are considered to be immaterial in nature.

Issued by the Board of Directors:

Dominique Burnier
Edward J.S. Cripps
Robert W.H. Cripps
Derek R Gray
A. John Holton
Rodney C. Howkins
Pauwla van Sambeek-Ronde
Roy Walker

INDEPENDENT AUDITORS' REPORT

Introduction

We have audited the accompanying consolidated balance sheet of Velcro Industries N.V. and its subsidiaries ("the Company") for the year ended September 30, 2001 and the related consolidated statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as of September 30, 2001, and the results of its operations and its cash flows for the year then ended, in accordance with International Accounting Standards as adopted by the International Accountings Standards Board.

Amsterdam, November 16, 2001

KPMG Accountants N.V.

FIVE YEAR FINANCIAL HIGHLIGHTS

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Year Ended September 30 (in US$'000)	2001	2000	1999	1998	1997
Sales	253,672	277,588	255,460	234,735	211,855
Operating Earnings	27,652	46,173	44,696	32,297	26,712
Interest Expense	(3,487)	(3,836)	(5,308)	(4,452)	(4,175)
Investment Income	7,327	11,902	11,799	12,313	9,751
Royalties and Other Income	640	671	654	485	145
Earnings before Income Taxes	32,132	54,910	51,841	40,643	32,433
Income Tax Expense	9,055	15,560	18,088	13,241	12,897
Income (Losses) Applicable to Minority Shareholders	52	46	(3)	(38)	(115)
Net Earnings	23,025	39,304	33,756	27,440	19,651
Average Number of Shares Outstanding	30,040,490	30,040,490	30,040,490	3,004,049	3,004,049
Earnings Per Share	.77	1.31	1.12	.91*	.65*
Annual Dividend Per Share (in US$1)	.26	---**	.22	.20*	.20*

* Per share amounts for 1997 and 1998 have been restated to reflect the February 1999 stock dividend.

** As a result of the adoption of International Accounting Standard (IAS) 10 (revised) during 2000, dividends declared after the balance sheet date are no longer recorded as a liability as of the balance sheet date.

2001 TRADING ACTIVITY

OCTOBER 1, 2000 THROUGH SEPTEMBER 30, 2001

VELCRO INDUSTRIES N.V.

	High	Low	Close
NASDAQ Stock Market Common Shares	US$14.00	US$9.40	US$9.85

VELCRO INDUSTRIES N.V.
Curacao, Netherlands Antilles

Directors

Dominique Burnier
* Edward J. S. Cripps
* Robert W. H. Cripps
# Derek R Gray
* A. John Holton
* Rodney C. Howkins
# Pauwla van Sambeek-Ronde
Roy Walker

Officers

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman and
Chief Executive Officer

Peter A. Pelletier
Secretary and Treasurer

Pauwla van Sambeek-Ronde
Joint Secretary

* Member of the Executive Committee
# Member of the Audit Committee

TRANSFER AGENTS AND REGISTRAR

Computershare Trust Company
of Canada
Montreal, Canada

Mellon Investor Services, LLC
Ridgefield Park, NJ, USA

SUBSIDIARIES (Wholly Owned except where stated)

ASIA AND AUSTRALIA

VELCRO HONG KONG LIMITED
Hong Kong

Raymond To
General Manager

VELCRO AUSTRALIA PTY. LTD.
Melbourne, Australia

Stuart G. Humphreys
General Manager

ZHANGJIAGANG VELCRO
FASTENING SYSTEMS CO., LTD.
(89.5%)
Jiangsu, China

Raymond To
Chairman

EUROPE

VELCRO EUROPE S.A.
Argentona, Spain

Domingo Nadal
Managing Director

VELCRO INDUSTRIES FRANCE S.A.
Paris, France

Pascal Moisan
Manager

VELCRO GmbH
Stuttgart, Germany

Knut Ofen
Sales Manager

VELCRO ITALIA S.R.L.
Arcore, Italy

Domingo Nadal
Managing Director

VELCRO LTD.
Middlewich, Great Britain

Domingo Nadal
Director

VELCRO HOLDINGS B.V.
Amsterdam, The Netherlands

Gordon Harcourt
Managing Director

SUBSIDIARIES (continued)

NORTH AND SOUTH AMERICA

VELCRO USA INC.
Manchester, NH, USA

Wilhelmus de Hollander
President

VELCRO CANADA INC.
Toronto, Canada

Dennis Cluth
President

VELCROMEX S.A. de C.V.
Agua Prieta, Mexico

Richard Brown
Director General

VELCRO FINANCE LIMITED
Hamilton, Bermuda

VELCRO GROUP CORPORATION
Manchester, NH, USA

A. John Holton
President

VELCRO DE MEXICO, S.A. DE C.V.
Naucalpan, Mexico

Marie E. Colby
Vice President

VELCRO DO BRASIL LTDA.
São Paulo, Brazil

VELCRO OF ARGENTINA S.A.
Buenos Aires, Argentina

Juan Lucero
Vice President

VELCRO INDUSTRIES B.V.
Curacao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO PROPERTIES N.V.
Curacao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO INDUSTRIES N.V.
Notice of Meeting of Shareholders

02 JAN 18 AM 8:18

2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting of Velcro Industries N.V. will be held at The Plaza Building, Unit A, W.G. Buncamper Road, No. 4, Philipsburg, St. Maarten, Netherlands Antilles on Tuesday, February 12, 2002 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2001.

2. To approve the Balance Sheet and Statement of Income with the notes thereto.

3. To approve the payment of dividends of $0.26 per share on January 5, 2001.

4. To elect Directors and determine their remuneration.

5. To appoint Auditors and determine their remuneration.

6. To conduct any other business that may properly be brought before an Annual General Meeting.

Only shareholders of record at the close of business on January 4, 2002 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the management for election as Directors are set out in the accompanying Information Circular.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2001

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 8, 2002.

VELCRO INDUSTRIES N.V.
2002 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR AND PROXY STATEMENT

This Information Circular and Proxy Statement is furnished in connection with the solicitation by the Management of Velcro Industries N.V. (the "Company") of proxies to be voted at the 2002 Annual General Meeting of Shareholders of the Company to be held on Tuesday, the 12th of February, 2002, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. There is enclosed herewith a form of proxy for use at such Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

The persons named in the enclosed proxy form are not officers or employees of the Company, but are representatives of Computershare Trust Company of Canada, the Company's Transfer Agent and Registrar. EACH SHAREHOLDER IS ENTITLED TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE INDIVIDUALS NAMED IN THE FORM OF PROXY ENCLOSED. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED THEREIN OR BY COMPLETING ANOTHER PROPER FORM OF PROXY FOR USE AT SUCH MEETING. In either case, such completed form of proxy should be mailed forthwith in the enclosed return envelope provided for the purpose to Velcro Industries N.V., c/o Computershare Trust Company of Canada, Place Montreal Trust, 1800 McGill College Avenue, Montreal, P.Q., H3A 3K9, Canada, for delivery on or before February 8, 2002.

Revocation of Proxies

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder, by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and by a duly authorized officer or attorney thereof, and deposited either at the head office of the Company c/o Computershare Trust Company of Canada at the address given under the heading "Appointment of Proxies" at any time up to and including Friday, February 8, 2002 or with the Chairman of the Meeting on the day of the Meeting.

Exercise of Discretion of Proxies

The individuals named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of each shareholder appointing them. In the absence of such directions, such shares will be voted for adoption of the Report of Management and Accounts, approval of the payment of dividends, the election of Directors and the appointment of Auditors as set forth under those headings in this Information Circular and Proxy Statement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to such other matters as may properly come before the Meeting. At the time of printing this Information Circular and Proxy Statement, the Management of the Company knows of no such amendments, variations, or other matters to come before the Meeting, except as set forth herein.

VOTING SHARES

As of December 5, 2001, the Company had outstanding 30,040,490 common shares with a par value of one Canadian dollar per share, being the only class of securities of the Company entitled to vote at the Meeting, each share being entitled to one vote. Only shareholders of record at the close of business on January 4, 2002, will be entitled to vote at the Meeting and any adjournment thereof.

The Company shares are traded on the NASDAQ Stock Market in the United States. At the time of printing this Circular the following insider interests, other than those of persons nominated for election as Directors, details of which are given later in this circular, were noted on the Company's share register.

Cohere Limited (a holding of more than 10%)	20,127,400 shares

2002 ANNUAL GENERAL MEETING

There is enclosed with this Information Circular the Annual Report of Management and the Consolidated Financial Statements with Auditors' Report thereon for the year ended September 30, 2001.

Report of Management and Financial Statements

The laws of the Netherlands Antilles require Management of the Company to make a report to shareholders and to present the accounts of the Company, as approved by the Board of Directors, to the General Meeting of Shareholders. All financial statements are available to shareholders at the office of the Company. Approval of the Management Report and the Financial Statements at the Meeting will discharge the Board of Directors in respect of their activities for the year ended September 30, 2001.

The persons named in the proxy intend to vote at the Meeting for the adoption of the Report of Management and the approval of the Financial Statements.

Payment of Dividends

The persons named in the enclosed form of proxy intend to vote at the meeting for approval of the payment of dividends in the year ended September 30, 2001 totaling $0.26 per share. Such approval is required under the laws of the Netherlands Antilles.

Election of Directors

The Articles of Incorporation of the Company provide that the Board of Directors shall consist of eight persons subject to the right of any Annual General Meeting to fix the number of Directors, which shall not be less than five nor more than twelve. The persons named in the enclosed form of proxy intend to vote for the election of eight persons whose names and other information are set forth below. The Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until the next Annual General Meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

Name	Nationality	Position with Company or principal occupation	Director since	Beneficially held directly or indirectly	Shares under control not beneficially held
Dominique Burnier	Swiss	Burnier & Cie S.A.	2000	nil	nil
Edward J.S. Cripps	British	Director, Pianoforte Supplies Limited	1986	nil	nil
Robert W.H. Cripps	British	Chairman, Velcro Industries N.V.; Director, Chartwell Industries Limited	1983	nil	see footnote
Derek R Gray	British	President, S G Associates Limited	1974	nil	nil
A. John Holton	U.S.	Deputy Chairman and Chief Executive Officer, Velcro Industries N.V.	1980	7,000	nil
Rodney C. Howkins	British	Director, Pianoforte Supplies Limited	1994	nil	nil
Pauwla van Sambeek-Ronde	Dutch	Netherlands Antilles Legal Counsel	1997	nil	nil
Roy Walker	British	Retired, Silcraft Pty. Ltd.	1997	nil	nil

Note: Mr. R. W. H. Cripps is a Director of Cohere Limited which holds as an investment 20,127,400 shares.

The remuneration of Directors paid for the year ended September 30, 2001 is set out in the notes to the Financial Statements. The persons named in the enclosed form of proxy intend to vote for the remuneration of Directors to be paid at the rate of $15,000 per annum plus a fee of $1,300 per day for attendance on the Company's business or on any subsidiary Company business. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointments of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amsterdam, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting and to authorize the Board of Directors to set their remuneration.

General

The Management has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and its financial reporting. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with international standards on auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2001 Annual Report with the Company's management and its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2001.

This report has been provided by the following members of the Audit Committee: Derek R Gray, Chairman, Dominique Burnier and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2001